UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
August 24, 2018

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Sleep Number Corporation

File No. 0-25121 - CF#36593

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       Sleep Number Corporation (formerly Select Comfort Corporation) submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on October 25, 2013.

       Based on representations by Sleep Number Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

                 Exhibit 10.1   through December 31, 2019

       For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

                     Brent J. Fields
                     Secretary